================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 2000

                                 ---------------

                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                   ---             ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                     ---     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                          QUARTERLY REPORT ON FORM 6-K
                              FOR THE PERIOD ENDED
                                  JUNE 30, 2000

                                      INDEX
                                      -----



PART I - FINANCIAL INFORMATION

ITEM 1.   Financial Statements................................................ 2

          Audited Consolidated Balance Sheet as of December 31, 1999
          and Unaudited Consolidated Balance Sheet as of June 30, 2000........ 2

          Unaudited Consolidated Statements of Operations for the Three
          Months Ended June 30, 2000 and June 30, 1999 and for the
          Six Months Ended June 30, 2000 and June 30, 1999.................... 4

          Unaudited Consolidated Statement of Cash Flows For The Six
          Months Ended June 30, 2000 and June 30, 1999........................ 5

          Audited Consolidated Statement of Shareholders' Equity for
          the Year Ended December 31, 1999 and Unaudited Consolidated Statement
          of Shareholders' Equity for the Six Months Ended June 30, 2000...... 6

          Notes to the Unaudited Consolidated Financial Statements............ 7

ITEM 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...........................................11

ITEM 3.   Quantitative and Qualitative Disclosures about Market Risk..........23

PART II - OTHER INFORMATION

SIGNATURES....................................................................25

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

             o Our anticipated expansion plans for our network and growth strategies,
             o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
             o   Our expectation of the competitiveness of our services,
             o   Our intention to introduce new products and services,
             o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
             o   Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                           PRESENTATION OF INFORMATION

         As of January 1, 2000, we publish our financial statements in euros. In this document, references to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, and references to "euros" or "Euro" are to the currency introduced at the start of the third stage of Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euros into U.S. dollars has been made at Euro0.95 per $1.00, the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2000.

                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 1999 AND UNAUDITED CONSOLIDATED
                        BALANCE SHEET AS OF JUNE 30, 2000
                             (amounts in thousands)


                                          December 31, 1999     June 30, 2000
                                          -----------------   -----------------
                                                                 (unaudited)
                                                Euro          Euro        US$
ASSETS

Current Assets:
Cash .....................................     984,782     1,530,637   1,454,104
Restricted cash, current portion .........      44,580        50,270      47,757
Accounts receivable, net .................      13,377        50,720      48,184
Inventory, net ...........................       2,028         5,363       5,095
Unbilled revenues ........................      13,221        14,139      13,432
Prepaid expenses and other ...............      29,594        42,028      39,927
                                             ---------     ---------   ---------
     Total current assets ................   1,087,582     1,693,157   1,608,499
                                             ---------     ---------   ---------

Fixed Assets:
Property, plant and equipment, net .......     232,694       373,714     355,028
Construction in progress .................      81,803       115,831     110,039
                                             ---------     ---------   ---------
     Total fixed assets ..................     314,497       489,545     465,067
                                             ---------     ---------   ---------

Investments...............................        --          25,360      24,092
Restricted cash, net of current portion ..      21,469          --          --
Capitalized finance costs, net ...........      28,255        44,920      42,674
Other non-current assets .................      14,344        14,388      13,669
Goodwill, net ............................     196,973       252,499     239,874
                                             ---------     ---------   ---------

Total assets .............................   1,663,120     2,519,869   2,393,875
                                             =========     =========   =========











          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 1999 AND UNAUDITED CONSOLIDATED
                        BALANCE SHEET AS OF JUNE 30, 2000
                             (amounts in thousands)


                                        December 31, 1999     June 30, 2000
                                        -----------------   -------------------
                                                                 (unaudited)
                                              Euro          Euro        US$

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable .....................       71,165        95,294        90,529
Accrued liabilities ..................       73,249       142,802       135,662
Unearned revenue .....................        2,359         5,184         4,925
Current portion of capital lease
   obligations .......................       14,866         1,401         1,332
                                         ----------    ----------    ----------
     Total current liabilities .......      161,639       244,681       232,448
                                         ----------    ----------    ----------

Capital lease obligations, net of
   current portion ...................       27,214         6,211         5,900
Long-term liabilities ................        5,071        35,558        33,780
Long-term debt (Senior Notes and
   Senior Convertible Notes) .........      961,527     1,659,399     1,576,429
                                         ----------    ----------    ----------
     Total liabilities ...............    1,155,451     1,945,849     1,848,557
                                         ----------    ----------    ----------

Shareholders' Equity:
Ordinary shares, NLG 0.05 par value ..        1,797         1,992         1,892
Additional paid-in capital ...........      743,619       988,711       939,275
Warrants .............................        2,088         1,011           960
Accumulated deficit ..................     (239,835)     (417,694)     (396,809)
                                         ----------    ----------    ----------
     Total shareholders' equity ......      507,669       574,020       545,318
                                         ----------    ----------    ----------

Total liabilities and shareholders'
   equity ............................    1,663,120     2,519,869     2,393,875
                                         ==========    ==========    ==========














          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999
          AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999
              (amounts in thousands, except for per share amounts)

                                              Three Months Ended June 30,           Six Months Ended June 30,
                                           ---------------------------------    --------------------------------
                                              1999             2000               1999             2000
                                           -----------   -------------------    --------     -------------------
                                              Euro        Euro        US$         Euro        Euro          US$

OPERATING REVENUES .....................     10,720      46,504      44,179      17,754      75,679      71,895

OPERATING EXPENSES:
Cost of revenues, excluding
depreciation ...........................      8,237      33,072      31,418      13,902      55,284      52,520
Selling, general and administrative ....
                                             25,036      52,983      50,334      34,178      89,728      85,242
Depreciation and amortization...........      3,662      21,369      20,301       5,061      36,653      34,820
                                           --------    --------    --------    --------    --------    --------
     Total operating expenses ..........     36,935     107,424     102,053      53,141     181,665     172,582
                                           --------    --------    --------    --------    --------    --------

     Operating Loss ....................    (26,215)    (60,920)    (57,874)    (35,387)   (105,986)   (100,687)

OTHER INCOME (EXPENSES):
Foreign currency exchange gains
(losses), net ..........................    (12,012)     (1,251)     (1,188)    (30,306)    (25,325)    (24,059)
Interest income ........................      2,224      14,295      13,580       4,967      23,524      22,348
Interest expense .......................    (11,769)    (44,874)    (42,630)    (22,612)    (73,172)    (69,513)
Result from investments ................       --         2,267       2,154        --         2,267       2,154
Other expense ..........................     (1,830)       --          --        (1,830)       --          --
                                           --------    --------    --------    --------    --------    --------
     Total other income (expenses)          (23,387)    (29,563)    (28,084)    (49,781)    (72,706)    (69,070)

     Loss before income taxes ..........    (49,602)    (90,483)    (85,958)    (85,168)   (178,692)   (169,757)
                                            --------    --------    --------    --------   --------    --------
Credit from income taxes ...............       --          --          --          --            41          39
                                            --------    --------    --------    --------   --------    --------

     Net loss before minority share ....    (49,602)    (90,483)    (85,958)    (85,168)   (178,651)   (169,718)

Minority share .........................       --           425         404        --           792         753
                                           --------    --------    --------    --------    --------    --------

     Net loss ..........................    (49,602)    (90,058)    (85,554)    (85,168)   (177,859)   (168,965)
                                            ========    ========    ========    ========   ========    =========
Net loss per share (basic and
diluted) ...............................      (1.26)      (1.05)      (0.99)      (2.18)      (2.14)      (2.04)

Weighted average number of shares
outstanding ............................     39,223      85,996      85,996      39,105      83,016      83,016

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999
                             (amounts in thousands)

                                                                         Six Months Ended
                                                           ----------------------------------------------
                                                            June 30, 1999            June 30, 2000
                                                           ---------------     --------------------------
                                                                 Euro            Euro             US$
Cash Flows from Operating Activities:
     Net loss ............................................      (85,375)       (177,859)       (168,966)
Adjustments to reconcile net loss to net cash used in
     operating activities--
     Depreciation and amortization .......................        5,061          36,653          34,820
     Amortization finance cost ...........................          681           3,063           2,910
     Loss on disposal of fixed assets ....................         --             2,826           2,685
     Deferred income .....................................          195           2,825           2,684
     Exchange loss on long-term debt and restricted cash..       30,411          32,235          30,625
Changes in other operating assets and liabilities
     Accounts receivable .................................       (2,859)        (29,346)        (27,879)
     Inventory ...........................................         (675)         (3,022)         (2,871)
     Prepaid expenses and other ..........................       (3,909)        (12,589)        (11,960)
     Accounts payable ....................................       25,970          13,972          13,273
     Due to related parties ..............................         (366)           --              --
     Accrued liabilities .................................        6,916          38,591          36,661
                                                             ----------      ----------      ----------
     Net cash by used in operating activities                   (23,950)        (92,651)        (88,018)
                                                             ==========      ==========      ==========

Cash Flows from Investing Activities:
     Capital expenditures ................................      (60,109)       (177,152)       (168,294)
     Finance costs senior notes and convertible loans ....         --           (19,728)        (18,742)
     Acquisition of business, net of cash acquired .......     (188,983)        (93,764)        (89,076)
                                                             ----------      ----------      ----------
     Net cash used in investing activities ...............     (249,092)       (290,644)       (276,112)
                                                             ==========      ==========      ==========

Cash Flows from Financing Activities:
     Payments under capital lease obligations ............         (453)        (34,468)        (32,745)
     Redemptions of short-term loans .....................      145,663          12,534          11,907
     Proceeds from long-term debt ........................         --            25,414          24,143
     Proceeds from senior notes and convertible loans ....         --           667,299         633,934
     Restricted cash .....................................       22,247          14,161          13,453
     Warrants exercised ..................................         --             1,615           1,534
     Proceeds exercised options ..........................         --             1,486           1,411
     Shareholder contributions ...........................       16,808         241,109         229,054
                                                             ----------      ----------      ----------
     Net cash provided by (used in) financing activities..      184,265         929,150         882,691
                                                             ==========      ==========      ==========

Net Increase (Decrease) in Cash ..........................      (88,775)        545,855         518,561
Cash, beginning of the period ............................      168,813         984,782         935,543
                                                             ----------      ----------      ----------
Cash, end of the period ..................................       80,038       1,530,637       1,454,104
                                                             ==========      ==========      ==========

Supplemental Disclosures of Cash Flow Information:
     Cash paid for--
       Interest (net of amounts capitalized) .............       24,127          44,934          42,687

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

              AUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 2000
            UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
     (Amounts in thousands of euros, except for share and per share amounts)


                                   Number of                      Additional
                                    shares        Ordinary         paid-in                     Accumulated
                                  outstanding      shares          capital       Warrants         deficit         Total
                                 -------------  -------------   --------------  -----------   ---------------  ------------
                                                  Euro             Euro            Euro            Euro            Euro

Balance, December 31, 1998 ...     38,984,810            884         23,194          2,365         (41,905)        (15,462)
Shareholder contributions ....     37,380,008            848        700,906           --              --           701,754
Shares issued for acquisition         425,000             10          4,241           --              --             4,251
Warrants exercised ...........        495,168             11            265           (277)           --                (1)
Share Options exercised ......           --               44          1,915           --              --             1,959
Deferred compensation ........           --             --           12,557           --              --            12,557
Issuance of subsidiary shares            --             --              541           --              --               541
Net loss .....................           --             --             --             --          (197,930)       (197,930)
                                   ----------     ----------     ----------     ----------      ----------      ----------
Balance, December 31, 1999 ...     79,224,986          1,797        743,619          2,088        (239,835)        507,669

Shareholders contributions ...      5,100,000            116        238,159           --              --           238,275
Shares issued for acquisition          87,246              3          2,831           --              --             2,834
Warrants exercised ...........      2,241,315             51          2,641         (1,077)           --             1,615
Stock options exercised ......      1,118,114             25          1,461           --              --             1,486
Net loss .....................           --             --             --             --          (177,859)       (177,859)
                                   ----------     ----------     ----------     ----------      ----------      ----------
Balance, June 30, 2000 .......     87,771,691          1,992        988,711          1,011        (417,694)        574,020
                                   ==========     ==========     ==========     ==========      ==========      ==========










          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS



                         AS OF JUNE 30, 2000 AND FOR THE
                    THREE MONTHS ENDED JUNE 30, 1999 AND 2000
               AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

1.       Financial Presentation and Disclosures

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its subsidiaries (the "Company") have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of June 30, 2000, and the results of operations and cash flows for the six months ended June 30, 1999 and 2000.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1999 audited financial statements and the notes related thereto, filed on Form 20-F, as amended. The results of operations for the three and six months ended June 30, 2000 may not be indicative of the operating results for the full year.

         As of June 30, 2000, the Company (directly or indirectly) owned the following subsidiaries:

         - Versatel Telecom Europe B.V.
         - Versatel Telecom Netherlands B.V.
         - Versatel Telecom Belgium N.V.
         - Bizztel Telematica B.V.
         - CS Net B.V.
         - CS Engineering B.V.
         - Numedi Net N.V. (70% owned by the Company)
         - Amstel Alpha B.V.
         - SpeedPort N.V.
         - Glabana U.S.A., Inc.
         - 7-klapper Beheer B.V.
         - VuurWerk Internet B.V.
         - VuurWerk Access B.V.
         - ITinera Services N.V.
         - Svianed B.V.
         - Zon Netherlands N.V. (92% owned by the Company)
         - VEW Telnet GmbH
         - Versatel Deutschland Holding GmbH

         - Versatel Deutschland Verwaltungs GmbH
         - KomTel GmbH (80% owned by the Company)
         - Klavertel N.V.
         - Compath N.V.
         - Keys-Tone Communications N.V.
         - MMDI N.V.
         - Versatel Internet Group N.V.
         - Versatel 3G N.V.


         All intercompany assets, liabilities and transactions have been eliminated in consolidation.

         As of June 30, 2000, the Company (directly or indirectly) owned the following investments:

         - VersaPoint N.V. (50%)
         - Hot Orange B.V. (9%)
         - Consumerdesk B.V. (5%)

         The Company holds certain investments accounted for under the equity method. The Company accounts for an investment under the equity method if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 2000 issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 and 138 establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 and can not be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and has not determined the timing of or method of the adoption of SFAS No. 133.

2.       Current Events

         On March 24, 2000, Versatel acquired 80% of the outstanding common shares of KomTel GmbH from Stadtwerke Flensburg Gmbh and other shareholders for Euro61.6 million in cash and the assumption of approximately Euro13.0 million in existing debt. Versatel has an option to purchase the remaining 20% from Stadtwerke Flensburg GmbH in 2002 for Euro15.4 million. Key (unaudited) figures for KomTel as December 31, 1999 under German GAAP are: sales of Euro31.0 million, shareholders' equity of Euro3.7 million, total assets of Euro35.6 million and a loss for the financial year ended December 31, 1999 of Euro9.6 million.

         On March 30, 2000, 8,500,000 of the Company's ordinary shares were sold at Euro49 per share, of which 4,250,000 were sold by some of its shareholders, for aggregate net proceeds to the Company, after offering expenses, of approximately Euro198.4 million. The Company also issued Euro360 million 4% senior convertible notes due 2005 for aggregate net proceeds, after offering expenses of approximately Euro350.0 million. In addition, the Company issued Euro300 million 11 1/4% senior notes due 2010 for aggregate net proceeds, after offering expenses, of approximately Euro282.0 million. On April 2, 2000, the Company sold an additional 850,000 ordinary shares of which 425,000 were sold by our shareholders and raised Euro39.9 million in aggregate net proceeds, after offering expenses, in connection with the exercise by the underwriters of their over-allotment option in the third equity offering of March 30, 2000.

         On April 19, 2000, Versatel and Northpoint Communications Group Inc., created VersaPoint N.V, a 50% investment accounted for under the equity method, pursuant to a joint venture agreement, dated March 8, 2000. VersaPoint N.V. will combine Northpoint's DSL Network deployment and operations expertise with Versatel's established broadband local access network, DSL operations in the Benelux and Germany, and local market and regulatory experience. Northpoint and Versatel will equally fund VersaPoint's start-up costs and the initial capital requirements through a Euro100 million (in aggregate) cash investment and the contribution of certain assets. As of June 30, 2000, Versatel and Northpoint had contributed Euro25 million each.

         On June 9, 2000, Versatel acquired 100% of the outstanding common shares of Klavertel N.V. and its wholly owned subsidiaries Compath N.V. and Keys-tone N.V. from @Value B.V. and other shareholders for Euro 1.4 million in cash and 87,246 newly issued shares of Versatel. The cash component of the purchase price has been placed in escrow and Versatel has the option, on November 15, 2000, to issue additional shares to the former shareholders of Klavertel N.V. upon repayment to Versatel of the Euro 1.4 million placed in escrow. Sales for Compath and Keys-tone as of December 31, 1999 are Euro 4.2 million.


3.       Foreign Currency Transactions

         The Company's reporting currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates which are in effect at the time of the transactions.

         At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

         For the six months ended June 30, 2000 an exchange loss of Euro 30.1 million was realized on the long-term debt (13 1/4% senior notes and 11 7/8% senior notes, denominated in U.S. dollars). In the same period, an exchange gain was realized on the cash, partly denominated in U.S. dollars, to an amount of Euro 1.7 million and on the restricted cash, fully denominated in U.S. dollars, a gain was realized to an amount of Euro 4.8 million.

4.       Financial Condition and Operations

         For the six months period ended June 30, 2000, the Company had a loss of Euro177.9 million. In addition, the Company had an accumulated deficit of Euro417.7 million as of June 30, 2000.

         Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of Euro1,448.5 million at June 30, 2000, which should enable it to continue its operations through June 30, 2001. The Company expects to raise additional funds in 2000 through public or private financings or from financial institutions.

5.       Commitments

         Commitments, mainly in connection to the roll-out of the Company's network and the lease agreement relating to the new principal executive offices of the Company, not yet recorded on the balance sheet, amount to approximately Euro82 million as of June 30, 2000.

         The Company has earn-out arrangements with the former shareholders of Zeven-Klapper Beheer B.V. and ITinera Services N.V. Any payments resulting from these earn-out arrangements will be recorded as adjustments to the purchase price upon the time they become certain. No such adjustments have been recorded yet.

6.       Subsequent Events

         In July 2000, the Company participated in the Dutch UMTS auction. The Company withdrew from the auction after it received a letter from Telfort (another auction participant) threatening legal action if Versatel continued the auction process after an undefined level of bidding was exceeded. The Company has petitioned against several decisions taken by the government during the auction process and is currently awaiting a response from the government. As of the date of filing, no formal legal action has been taken by Telfort.

         On August 4, 2000, the Company sold Amstel Alpha B.V. and its wholly owned subsidiary SpeedPort N.V. to Conxion Corporation, USA for $10 million in cash.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a rapidly growing, competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to four targeted market segments:

         o Business Services -- small and medium-sized businesses located throughout our target market.

         o Local Access Services -- high bandwidth users within our target market located near to and who may be directly connected with our network.

         o Data Services -- high bandwidth data customers with multiple sites throughout our target market.

         o Carrier Services -- other telecommunications, data and Internet service providers.

         Our growth to date has been driven by the continued increase in the number of customers we serve and the expansion of our products and services offering to include data and Internet services. We have increased our customer base both through organic growth and through acquisitions, such as our acquisitions of Svianed B.V., which increased our ability to provide data services, and VEW Telnet GmbH and KomTel GmbH, which established our presence in Germany. We anticipate that net losses also will continue to increase due to increasing selling, general and administrative costs related to the expansion of our business, the short-term leasing of access capacity, higher borrowing costs and increased depreciation and amortization costs resulting from the continuing build-out of our network. Currency fluctuations between the euro and the U.S. dollar also may have an adverse impact on our net income.

         During the second quarter of 2000 we made the following announcements:

         o On June 30, 2000, we announced that, subject to shareholder approval, Mr Raj Raithatha, the current Chief Financial Officer (CFO), will take over the Chief Executive Officer
                  (CEO) position from Gary Mesch after a planned transition period ending in October 2000. Subject to shareholder approval, Gary Mesch will join the Supervisory Board and assume the (non-executive) Chairman's position in October, replacing the current Chairman Leo van Doorne. Mr Van Doorne will remain a member of the Supervisory Board.

         o On June 22, 2000, we announced the opening of our new data center in Amsterdam and the completion of our first Carrier Ring in the Amsterdam region.

         o On June 9, 2000, we acquired 100% of the outstanding common shares of Compath N.V., a wholesale carrier concentrating on the voice market in Belgium. Compath will be integrated into Versatel's Carrier Service Division and operate as Versatel Carrier Services Belgium, providing Versatel with a strong customer base in the Belgian carrier services market.

         o On May 30, 2000, we launched Sonne, a flat-fee Internet Service Provider (ISP) in Germany, attracting over 30,000 users in the first six weeks of operation.

         o On April 19, 2000, VersaPoint N.V. was formed, pursuant to a joint venture agreement dated March 8, 2000 with Northpoint Communications Group, Inc. VersaPoint intends to rapidly deploy DSL equipment and sell DSL services on a wholesale basis to Internet Service Providers and communications companies initially in The Netherlands and Germany. VersaPoint intends to expand its operations into other Western European markets as countries continue to force former monopoly service providers to unbundle their network elements. VersaPoint launched its services in The Netherlands on June 6, 2000 and in Germany on August 10, 2000.

Revenues

         Historically, our revenues were derived primarily from minutes of long distance telecommunications services billed to small- and medium-sized businesses and to a lesser extent residential customers. Initially, our revenues were generated in The Netherlands and later Belgium. Over the course of the past year the composition of our customer base, service offering and geographical focus has changed substantially as a result of the further development of our network, acquisitions (Svianed, VEW Telnet and KomTel) and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers. We have started to generate revenues from larger customers, such as the GAK Group, which represented 10.7% of our revenues for the six months ended June 30, 2000. Also, for the six months ended June 30, 2000, 49.3% of our revenues were generated from the provision of data and Internet services. We have changed our approach to reaching residential customers by offering carrier select hosting services to switchless resellers, who themselves target the residential market. We believe that this approach is a more cost-effective way of reaching residential customers. However, with the recent acquisition of KomTel we have increased our residential customer base substantially. As our network expands and as we have available capacity, we intend to increase our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly.

         The following table sets forth the total number of customers for telephony services, based on the number of invoices issued, for the fiscal years ended December 31, 1998 and December 31, 1999 and for the six months ended June 30, 1999 and June 30, 2000. As a result of our recent acquisitions, our total number of business customers, including data and Internet customers is more than 42,500 as of June 30, 2000.


                                                        Fiscal Years Ended                 Six Months Ended
                                                           December 31,                        June 30,
                                                    --------------------------       -------------------------
                                                      1998             1999            1999             2000
                                                    ---------       ----------       --------        ---------
                                                                          (at period end)
Telephony Customers
     Business customers.....................          5,649             15,844          8,269           23,576
     Residential customers..................          1,234              3,148          1,569           28,946
     Wholesale customers....................              4                 36             13               84
                                                    ---------       ----------       --------         --------
        Total...............................          6,887             19,028          9,851           52,606


         The following table sets forth the total revenues attributable to our operations for the fiscal years ended December 31, 1998 and December 31, 1999 and for the six months ended June 30, 1999 and June 30, 2000.


                                                        Fiscal Years Ended                 Six Months Ended
                                                           December 31,                        June 30,
                                                    --------------------------       -------------------------
                                                      1998             1999            1999             2000
                                                    ---------       ----------       --------         --------
                                                                        (euros in thousands)
Revenues
    Business customers
        Telephony...........................           15,643           31,695         13,153           31,780
        Data................................               --           14,109          1,979           12,412
        Internet............................              407            4,942          1,079           15,887
    Residential customers
        Telephony...........................              175              405            223            3,277
        Internet............................               --              286             --            2,447
    Wholesale customers
        Telephony...........................            1,727            5,194          1,320            3,287
        Data................................               --            1,907             --            3,219
        Other...............................               --               --             --            3,370
                                                    ---------       ----------       --------         --------
           Total............................           17,952           58,538         17,754           75,679


     Until October 1998, all our revenues were generated in The Netherlands. In October 1998, we started generating revenues in Belgium and in December 1999, we started generating revenues in Germany. The geographical composition of our revenues for the fiscal years ended December 31, 1998 and December 31, 1999 and for the six months ended June 30, 1999 and June 30, 2000 was as follows:

                                                        Fiscal Years Ended                 Six Months Ended
                                                           December 31,                        June 30,
                                                    --------------------------       -------------------------
                                                      1998             1999            1999             2000
                                                    ---------       ----------       --------         --------
                                                                        (euros in thousands)
The Netherlands.............................           17,844           52,323         16,685           45,562
Belgium      ...............................              108            4,417          1,069            8,744
Germany.....................................               --            1,798             --           21,373
                                                    ---------         --------       --------         --------
     Total..................................           17,952           58,538         17,754           75,679


         Our revenues, which are derived from minutes of communications traffic billed, fixed broadband fees and subscription fees, are allocated to the period in which the traffic has terminated or fees have been generated. The percentage of our revenues attributable to fixed fees has increased, principally as a result of the Svianed acquisition. In addition, through our own number ranges in The Netherlands and Belgium, through number portability in The Netherlands and through Internet traffic generated by Zon and Sonne, our Internet service providers in The Netherlands and Germany, which form a part of our Internet division, Versatel Internet, we generate revenues from terminating minutes. We generally price our communications services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for bandwidth for data and Internet. This trend has accelerated as the number of traffic minutes attributable to internet traffic generated by Zon and Sonne has increased. In The Netherlands, KPN Telecom N.V. reduced its prices per minute of telecommunications traffic billed in January 1999, May 1999, October 1999, January 2000, April 2000 and, most recently, July 2000, which reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. Germany has experienced similar levels of price reductions. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes and minutes attributable to termination of our Internet traffic increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as we build out our network, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will out-pace the decline in per minute costs in the near term, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact out-pace reductions in revenues, we may experience a substantial reduction in our margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases.

         Cost of Revenues

         Our costs of revenues are comprised of origination costs, network costs and termination costs and are both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to our network. Origination charges for calls transported to our network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTTs to us.

         Over the past year we have experienced a significant decrease in origination costs and we expect that these origination costs will continue to decrease, although at a more moderate level. In addition, as we continue to build our network, we intend to connect directly as many business customers as economically feasible to the network, thereby eliminating origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the build out of our network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause us to experience a decline in gross margins per billable minute which would have a material adverse effect on our business and financial performance.

         Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs have primarily consisted of the cost of leased lines as well as Internet uplink costs. Over time, we expect a reduction in the cost of our leased lines as traffic is shifted onto our owned network. In addition, as we provision Svianed's traffic onto our network, we will experience a significant reduction in the cost of leased lines currently attributable to Svianed. This shift of traffic, however, has not occurred as rapidly as we had originally anticipated due to our focus on expanding our network to connect new customers and central office locations to generate new revenues. This has negatively impacted our operating margins in recent periods. We expect depreciation and amortization costs to increase due to depreciation of the VEW Telnet and Komtel network and the continuing build out of our backbone network.

         Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, our switches direct calls to the most cost-efficient carrier for the required destination. As we build out our network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, since we established a direct link from Amsterdam to Rotterdam, we no longer pay for national termination costs on that route and only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including: (a) the incremental build out of our network, which will increase the number of carriers with which we interconnect,
(b) the increase of minutes we originate, which should lead to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue.

         Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to the development of new products and the expansion into new regions such as northwest Germany and into complementary businesses such as Versatel Internet.

         We have grown substantially since our inception and we intend to continue to grow by adding more sales, marketing and customer support staff and by establishing additional sales offices. This growth involves substantial training and start-up costs, a large portion of which will be reflected as fixed costs and will be recorded as selling, general and administrative charges. Accordingly, our results of operations will vary depending on the timing and speed of our expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth.

         Depreciation and Amortization

         We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from two to 30 years. In addition, we capitalize and amortize the cost of installing dialers at customer sites. The development of our network will require large capital expenditures and larger depreciation charges in the future. In particular, our acquisition of Svianed and our more recent acquisitions of VEW Telnet and KomTel will significantly increase our goodwill amortization charges in future periods. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges and interest expense.

         Foreign Exchange

         We have substantial U.S. dollar denominated assets and liabilities and our revenues are generated and costs incurred in certain other currencies, primarily the Dutch guilder, Belgian franc and German mark. We are therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. The Netherlands, Belgium and Germany have all adopted the euro, and as a result, we are no longer exposed to any fluctuations between the Dutch guilder, Belgian franc and the German mark. A number of equipment purchases and consultancy activities are billed to us in currencies other than Dutch guilders, Belgian franc or German mark.

Results of Operations

         For the three months ended June 30, 2000 compared to the three months ended June 30, 1999

         Revenues increased by Euro35.8 million to Euro46.5 million for the three months ended June 30, 2000 from Euro10.7 million for the three months ended June 30, 1999, representing an increase of 333.8%. The growth in revenues resulted primarily from the addition of new customers, the introduction of data and Internet services in The Netherlands, Belgium and Germany, the acquisitions of Svianed, VEW Telnet and KomTel and an increase in wholesale traffic. Included in the revenues for the three months ended June 30, 2000 are the revenues of Svianed (acquired June 1, 1999) of Euro6.6 million and the revenues of VEW Telnet (acquired December 1, 1999) of Euro6.8 million and the revenues of KomTel (acquired March 24, 2000) of Euro9.3 million and a one time strategic sale of excess duct capacity of Euro3.4 million. Revenues for the three months ended June 30, 2000 as compared to the same period in 1999 were negatively impacted by frequent price reductions resulting from competitive pressures.

         The number of business customers for telephony services increased by 15,307 to 23,576 as of June 30, 2000 from 8,269 as of June 30, 1999. As a result of our recent acquisitions, however, our total number of business customers, including data and Internet customers increased to more than 42,500 as of June 30, 2000. As of June 30, 2000, Zon, our Internet Service Provider in The Netherlands has generated more than 600,000 subscribers. In addition, Sonne, our new flat fee Internet Service Provider in Germany, has registered more than 30,000 subscribers in the first six weeks of operation.

         Cost of revenues increased by Euro24.9 million to Euro33.1 million for the three months ended June 30, 2000 from Euro8.2 million for the three months ended June 30, 1999, primarily reflecting an increase in billable minutes, increasing interconnect capacity and short-term network capacity requirements (leased lines) in Belgium, Internet uplinks and international leased lines to London and Frankfurt. Leased line costs also increased as a result of using leased lines to connect customers directly to our backbone network as demand for our services exceeded our ability to build out these customer connections without unreasonable delay to the customer. We also experienced delays in migrating Svianed traffic from leased lines to our backbone network. Finally, our cost of revenues also has increased as Dutch mobile operators have instituted call-blocking to prevent lower cost international rerouting alternatives to the relatively expensive termination costs for fixed-to-mobile calls.

         Selling, general and administrative expenses increased by Euro28.0 million to Euro53.0 million for the three months ended June 30, 2000 from Euro25.0 million for the three months ended June 30, 1999, representing an 111.6% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed, VEW Telnet and Komtel.

         Depreciation and amortization expenses increased by Euro17.7 million to Euro21.4 million for the three months ended June 30, 2000 from Euro3.7 million for the three months ended June 30, 1999. This increase was primarily related to capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected and an increase in the number of dialers installed due to customer growth and the purchase of computer equipment and office furniture for our new headquarters and datacenter and the amortization of goodwill of Euro3.9 million, Euro0.7 million and Euro1.7 million as a result the acquisitions of Svianed, VEW Telnet and Komtel, respectively.

         Currency exchange losses, net, decreased by Euro10.7 million to a loss of Euro1.3 million for the three months ended June 30, 2000 from a loss of Euro12.0 million for the three months ended June 30, 1999 due to losses on our U.S. dollar denominated liabilities resulting from the appreciation of the U.S. dollar against the euro.

         Interest income increased by approximately Euro12.1 million to Euro14.3 million for the three months ended June 30, 2000 from Euro2.2 million for the three months ended June 30, 1999. This increase was primarily related to our positive cash balance as a result of the high yield offerings in May and November of 1998, the high yield offering in July 1999, the initial public offering in July 1999, the equity offering and the convertible notes offering in December 1999 and the high yield offering, equity offering and the convertible notes offering in March 2000.

         Interest expense increased by Euro33.1 million to Euro44.9 million for the three months ended June 30, 2000 from Euro11.8 million for the three months ended June 30, 1999. This increase is primarily related to the accrual of interest expense on the notes issued in the high yield offerings in 1998, 1999 and 2000 and the convertible notes offerings in 1999 and 2000.

         Result from investments amounted to Euro2.3 million for the three months ended June 30, 2000. No result from investments were incurred for the three months ended June 30, 1999. The result relates to the book gain of the sale of our interest in Telebel GmbH, Germany and the application of the equity accounting method of our investment in VersaPoint.

         Other expense amounted to Euro1.8 million for the three months ended June 30, 1999. No other expense was incurred during the three months ended June 30, 2000. This expense was related to a settlement agreement of one of the shareholders of Versatel and related legal expenses.

         For the six months ended June 30, 2000 compared to the six months ended June 30, 1999

         Revenues increased by Euro57.9 million to Euro75.7 million for the six months ended June 30, 2000 from Euro17.8 million for the six months ended June 30, 1999, representing an increase of 326.3%. The growth in revenues resulted primarily from the addition of new customers, the introduction of data and Internet services in The Netherlands, Belgium and Germany, the acquisitions of Svianed, VEW Telnet and KomTel and an increase in wholesale traffic. Included in the revenues for the six months ended June 30, 2000 are the revenues of Svianed (acquired June 1, 1999) of Euro13.2 million and the revenues of VEW Telnet (acquired December 1, 1999) of Euro12.1 million and the revenues for KomTel (acquired March 24, 2000) of Euro9.3 million. Revenues for the six months ended June 30, 2000 as compared to the same period in 1999 were negatively impacted by frequent price reductions resulting from competitive pressures.

         The number of business customers for telephony services increased by 15,307 to 23,576 as of June 30, 2000 from 8,269 as of June 30, 1999. As a result of our recent acquisitions,
however, our total number of business customers, including data and Internet customers, increased to more than 42,500 as of June 30, 2000. As of June 30, 2000, Zon, our Internet Service Provider in The Netherlands has generated more than 600,000 subscribers. In addition, Sonne, our new flat fee Internet Service Provider in Germany, has registered more than 30,000 subscribers in the first six weeks of operation.

         Cost of revenues increased by Euro41.4 million to Euro55.3 million for the six months ended June 30, 2000 from Euro13.9 million for the six months ended June 30, 1999, primarily reflecting an increase in billable minutes, increasing interconnect capacity and short-term network capacity requirements (leased lines) in Belgium, Internet uplinks and international leased lines to London and Frankfurt. Leased line costs also increased as a result of using leased lines to connect customers directly to our backbone network as demand for our services exceeded our ability to build out these customer connections without unreasonable delay to the customer. We also experienced delays in migrating Svianed traffic from leased lines to our backbone network. Finally, our cost of revenues also has increased as Dutch mobile operators have instituted call-blocking to prevent lower cost international rerouting alternatives to the relatively expensive termination costs for fixed-to-mobile calls.

         Selling, general and administrative expenses increased by Euro55.5 million to Euro89.7 million for the six months ended June 30, 2000 from Euro34.2 million for the six months ended June 30, 1999, representing an 162.5% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed, VEW Telnet and KomTel.

         Depreciation and amortization expenses increased by Euro31.6 million to Euro36.7 million for the six months ended June 30, 2000 from Euro5.1 million for the six months ended June 30, 1999. This increase was primarily related to capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected and an increase in the number of dialers installed due to customer growth and the purchase of computer equipment and office furniture for our new headquarters and datacenter and the amortization of goodwill of Euro7.9 million, Euro1.5 million and Euro17 million as a result the acquisitions of Svianed, VEW Telnet and KomTel respectively.

         Currency exchange losses, net, decreased by Euro5.0 million to a loss of Euro25.3 million for the six months ended June 30, 2000 from a loss of Euro30.3 million for the six months ended June 30, 1999 due to losses on our U.S. dollar denominated liabilities resulting from the appreciation of the U.S. dollar against the euro.

         Interest income increased by approximately Euro18.5 million to Euro23.5 million for the six months ended June 30, 2000 from Euro5.0 million for the six months ended June 30, 1999. This increase was primarily related to our positive cash balance as a result of the high yield offerings in May and November of 1998, the high yield offering in July 1999, the initial public offering, the equity offering and the convertible notes offering in December 1999 and the high yield offering, equity offering and the convertible notes offering in March 2000.

         Interest expense increased by Euro50.6 million to Euro73.2 million for the six months ended June 30, 2000 from Euro22.6 million for the six months ended June 30, 1999. This increase is primarily related to the accrual of interest expense on the notes issued in the high yield offerings in 1998, 1999 and 2000 and the convertible notes offerings in 1999 and 2000.

         Result from investments amounted to Euro2.3 million for the six months ended June 30, 2000. No result from investments were incurred for the six months ended June 30, 1999. The result relates to the book gain of the sale of our interest in Telebel GmbH, Germany and the application of the equity accounting method of our investment in VersaPoint.

         Other expense amounted to Euro1.8 million for the six months ended June 30, 1999. No other expense was incurred during the six months ended June 30, 2000. This expense was related to a settlement agreement of one of the shareholders of Versatel and related legal expenses.

Liquidity and Capital Resources

         We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from its shareholders. In May 1998, we issued units consisting of $225 million principal aggregate amount of 13 1/4% senior notes due 2008 and warrants to purchase 3,000,000 (as adjusted for a two-for-one stock split in April 1999) of our ordinary shares ("the First High Yield Offering") and raised net proceeds, after transaction expenses, of $216.2 million, $80.6 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First High Yield Offering. In December 1998, we issued units consisting of $150 million principal aggregate amount of 13 1/4% senior notes due 2008 and warrants to purchase 2,000,100 (as adjusted for a two-for-one stock split in April 1999) of our ordinary shares (the "Second High Yield Offering") and raised net proceeds, after transaction expenses, of $139.5 million, $45.7 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second High Yield Offering.

         In July 1999, we issued Euro120 million 11 7/8% Senior Euro Notes due 2009 and $180 million 11 7/8% Senior Dollar Notes due 2009 (the "Third High Yield Offering") and raised net proceeds, after transaction expenses, of Euro116.1 million and $173.9 million, $152.1 million of which was used to repay certain interim loans, obtained to acquire Svianed. Concurrently with the Third High Yield Offering, along with a number of selling shareholders, we sold 21,250,000 ordinary shares in the form of shares and American Depositary Shares ("ADSs") in an initial public offering (the "Initial Public Offering"). In August 1999, we sold an additional 3,187,500 ordinary shares in connection with an over-allotment option granted to the underwriters in the Initial Public Offering. We raised aggregate net proceeds, after transaction expenses, of Euro174.5 million and $35.5 million, in the Initial Public Offering. The shares are listed on the Amsterdam Stock Exchange under the symbol "VRSA" and the ADSs are quoted on the Nasdaq National Market under the symbol "VRSA".

         In December 1999, we issued and sold 15,000,000 ordinary shares (the "Second Equity Offering") for aggregate net proceeds, after offering expenses, of approximately Euro506.6 million and Euro300 million of 4% senior convertible notes due 2004 in a private placement to institutional investors (the "First Convertible Notes"). With respect to the First Convertible Notes, we raised aggregate net proceeds, after offering expenses, of approximately Euro292.5 million.

         We have used a significant amount of the net proceeds of the High Yield Offerings, the Equity Offerings and the offerings of Convertible Notes to make capital expenditures related to the expansion and development of its network, to acquire various companies, to fund operating losses and for other general corporate purposes.

         To date, we have made limited use of bank facilities and capital lease financing. We may seek to raise senior secured debt financing in the future to fund the expansion of its network and for general corporate purposes.

         Although we currently maintain significant cash balances, we may require additional capital to continue funding the expansion and development of our network and service offerings. In addition to continuing the build out of our network, we expect that we will need additional capital to expand our local access network, invest in Internet activities, fund our investment in VersaPoint N.V. and the fiber transmission related to the digital subscriber line (or DSL) roll-out, as well as for acquisitions. In addition, we anticipate that we may want to participate in auctions for UMTS wireless licenses in our target market, other than The Netherlands where we were unable to obtain such license.

         The proceeds from the three offerings in March 2000, combined with our existing cash balances, together with other available financings and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures and anticipated losses for at least the next 12 to 18 months. We expect that we will need to raise substantial additional funds through public or private financings or from financial institutions.

         We are required to meet our debt service obligations on the notes issued in the Third High Yield Offering and the Fourth High Yield Offering and the Convertible Notes out of cash reserves and net cash flow. In addition, starting November 15, 2001, our funds that have been placed in escrow to cover interest payments on the notes issued in the First High Yield Offering and the Second High Yield Offering will have been exhausted. As a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

         The general rate of inflation has been low in The Netherlands, Belgium, Luxembourg and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material effect on our results of operations or financial condition.

         Net cash used in operating activities was Euro92.7 million for the six month period ended June 30, 2000 compared to net cash provided by operating activities of Euro24.0 million for the six month period ended June 30, 1999. This increase was primarily the result of an increase in operating losses, the increase in depreciation of our operational network assets and the increase in accounts receivable as a result of increased revenues.

         Net cash used in investing activities was Euro290.6 million in the six month period ended June 30, 2000 compared to Euro249.1 million in the six month period ended June 30, 1999. This increase was the result of the acquisition of KomTel, ongoing capital expenditures to expand our network and operations as well as the finance cost incurred in the first quarter as a result of the Fourth High Yield Offering, the Third Equity Offering and the Second Convertible Notes.

         Net cash provided by financing activities was Euro929.2 million the six month period ended June 30, 2000 compared to Euro184.3 million during the six month period ended June 30, 1999. This increase was primarily the result of the Fourth High Yield Offering, the Third Equity Offering and the Second Convertible Notes.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

         Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the Dutch guilder, Belgian franc and German marks (which currencies are now pegged to the euro) in which our revenues are denominated. However, in conjunction with the First High Yield Offering and the Second High Yield Offering, we have placed in escrow and pledged for the benefit of the holders of the notes issued in the First High Yield Offering and the Second High Yield Offering U.S. government securities sufficient to pay interest due on the notes issued in the First High Yield Offering and the Second High Yield Offering until and including the scheduled interest payment on May 15, 2001.

         The notes issued in the First High Yield Offering and the Second High Yield Offering will mature on May 15, 2008. The notes issued in the Third High Yield Offering will mature on July 15, 2009. The notes issued in the Fourth High Yield Offering will mature on March 30, 2010. The First Convertible Notes will mature on December 17, 2004 and the Second Convertible Notes will mature on March 30, 2005. Unless previously redeemed or converted, we are not required to make any mandatory redemptions (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the High Yield Offerings is fixed and the effective interest rate on the First Convertible Notes and the Second Convertible Notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At June 30, 2000, the fair value of the notes issued in the High Yield Offerings was approximately Euro928.4 million and the fair value of our Convertible Notes was approximately Euro683.3 million.

         The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs, German marks and, increasingly, euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominated offerings to pay our construction costs. However, as of June 30, 2000, we had exchanged all but $37.2 million of the proceeds from these offerings into Dutch guilders or euros. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

                          PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         We have filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands as part of our regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

         From time to time, we are involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation, to which we are a party, will have a material adverse effect on our financial position or results of operations.

ITEM 2.  CHANGES IN SECURITIES

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         None.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2000.

                                            Versatel Telecom International N.V.



                                            By:   /s/ R. GARY MESCH
                                               ---------------------------------
                                                  R. Gary Mesch
                                                  Managing Director



                                            By:   /s/ RAJ RAITHATHA
                                               ---------------------------------
                                                  Raj Raithatha
                                                  Chief Financial Officer